FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on October 30th, 2018, regarding its financial results for the Third Quarter 2018.

BANCO DE CHILE

125 años

Banco de Chile

Earnings Report

3rd Quarter 2018

Key highlights

‘We continue evidencing significant advances in most of our business drivers. Even though our net income recorded a temporary YoY decrease of 4.3%, we have attained remarkable achievements this quarter that prepare the ground for next periods. I would like to highlight this quarter was particularly positive in terms of operating revenues as demonstrated by a top line that grew an impressive 15.0% on an annual basis. An improved funding structure based on growth in demand deposits, higher income from lending, an increase in fee income, as well as a proactive UF gap management, contributed to the substantial expansion in revenues that enabled us to overcome non-recurrent effects in cost of risk and, to a lesser extent, operating expenses.

From the commercial point of view, the 3Q18 was simply exceptional. We reached the highest amount of sales of consumer loans in our history, which amounted to approximately Ch$570 Bn. This coupled with the opening of roughly 30,000 checking accounts and the origination of nearly Ch$327 Bn. in residential mortgage loans in the 3Q18, which represent YoY increases of 19% and 18%, respectively. All of these attainments enable us to keep on growing our customer base while reflecting the effectiveness of all business intelligence tools we have developed and put in practice over the last years, which have translated into tailored value offerings that fit particular ‘life events’ in the customer journey. In addition, our wholesale banking segment continued to grow steadily on a QoQ basis by recording a 1.0% growth. In our view, this trend reflects the clear recovery we are seeing in certain economic sectors, which fosters higher dynamism and growing capital expenditures by main local and multinational companies operating in Chile.

This year we have dealt with diverse non-recurrent effects. However, our solid income-generating capacity has allowed us to successfully overcome these challenges. Without a doubt, this is a consequence of the advances we have achieved in many business areas over the last years that have provided us with strategic strengths, which should permit us to benefit from a more positive business environment as expected for coming quarters.’

Eduardo Ebensperger — CEO

Financial Snapshot

(In billions of Ch$)

Economic Outlook

The Chilean economy continues to post signs of recovery. Specifically, GDP has expanded 4.4% this year, well above the 1.5% recorded last year while representing one of the highest growth rates in the region. It is important to highlight that the economic activity is strong, despite the uncertainties that have loomed for the global economy.

Notwithstanding the above, the annual growth rate has shown a tempered slowdown when compared to previous months. In August, for instance, Imacec expanded by 3.2% YoY, although this figure was largely influenced by a robust comparison base. On a sequential basis, adjusting by seasonality, the economy grew at annualized rate of 1.4%, remaining in positive territory since 2Q18. Domestic demand continues to be the main driver of the local economy. On the one hand, retail sales remained strong by growing 4.8% YoY in August, whereas consumer goods imports and car sales rose impressively by 16% YoY and 31% YoY, respectively. Additionally, capital goods imports increased 14% YoY (17% YoY in the previous month), which demonstrates that private investment is strengthening. This recovery has been accompanied by an improved business sentiment.

Aligned with trends in GDP growth, Chile’s CPI has been accelerating by increasing 3.1% YoY in September. Thus, headline inflation reached the Central Bank’s target of 3.0% for the first time in two years. It is likely that the CPI will remain around the policy target, due to higher GDP growth and weaker Chilean peso.

The Chilean Central bank began the tightening cycle in October. Specifically, the board decided to raise the interest rate by 25 bp., from 2.50% to 2.75%. This move, the first since Jun.2017, indicates the board has adopted a less expansionary tone, as explained in the September Monetary Policy Report. In the press release that accompanied this decision, the board mentioned that a gradual normalization process would continue in the future, in order to converge to a neutral reference rate in 2020. Therefore, additional hikes in the overnight rate are expected in the coming quarters.

According to the last Economic Expectations survey, which is conducted by the Central Bank, analysts expect the positive cycle to remain at least until 2019. Specifically, they forecast a GDP growth of 4.0% and 3.8% for this and next year, respectively.

Regarding the banking industry, it posted a 6.3% annual real growth in total loans as of Aug18. This figure continues to reaffirm signals of acceleration, as we have observed in the previous quarters. The expansion in total loans was largely supported by commercial and consumer loans, increasing 6.0% and 6.2% YoY, respectively.

In regards to net income, as of Aug18, the industry posted a bottom line of Ch$1,685 Bn., which represented a 9.3% annual increase when compared to the bottom line reached as of Aug17. The increment is the result of higher operating income that increased by roughly Ch$635 Bn., partially offset by a rise in both operating expenses (Ch$219 Bn. YoY) and loan loss provisions (Ch$80 Bn.).

GDP Growth

(YoY)

Inflation & Unemployment Rate

(12m % change and %)

Loan Growth(1)

(12m% change as of Aug18, in real terms)

(1)   Figures do not include operations of subsidiries abroad.

Third Quarter Results

Operating Revenues

The 3Q18 was an excellent quarter in terms of operating revenues, which posted a YoY increment of 15.0%. The Ch$60.8 Bn. change was mainly attributable to an expansion of Ch$40.6 Bn. in non-customer income, followed by a growth of Ch$20.2 Bn. in customer income.

Main effects influencing revenues were:

•                  Positive inflation impact on the contribution of our UF net asset exposure due to a 0.73% increase in the quarter, as compared to a 0.03% decrease recorded in the 3Q17. This effect translated into higher income of nearly Ch$39.3 Bn. YoY.

•                  An increment of Ch$7.8 Bn. in the contribution of demand deposits associated with the 8.4% YoY growth in average balances, which was focused on the retail banking segment that posted an increase of 9.1%.

•                  Other operating income increasing Ch$7.0 Bn. explained by the release of non-credit related contingency allowances during the 3Q18.

•                  An increase of roughly Ch$6.5 Bn. in operating revenues due to the positive impact of 0.4% Ch$ depreciation in the 3Q18 as compared to the appreciation of 3.7% in the 3Q17 on the USD asset position that hedges our exposure to USD—denominated expenses.

•                  Fees increasing by Ch$6.0 Bn. YoY as a result of higher revenues from: (i) Investment Banking, with an increment of Ch$2.3 Bn., linked to a higher  amount of transactions carried out this quarter, (ii) a YoY increase of Ch$1.2 Bn., in fees from stock brokerage as a result  of two specific deals carried out in the quarter and, to a lesser extent, a 24% YoY growth in stock trading turnover, (iii) higher income from mutual funds management equivalent to Ch$1.0 Bn., related to an increase in average assets under management and a change in the portfolio mix that decreased the share in fixed-income, and (iv) additional income of Ch$1.0 Bn. from our Insurance Brokerage due to a 7.8% growth in written premiums.

•                  Income from loans increasing Ch$6.0 Bn., associated with an expansion of 4.6% in average loans, which was focused on the retail banking segment, particularly on commercial loans to SMEs and consumer loans.

Factors mentioned above were partially counterbalanced by:

•                  Negative impact of Credit Value Adjustment (CVA) for derivatives by roughly Ch$6.9 Bn., mostly due to unfavourable changes in probabilities of default, an upward trend in FX and new deals closed by our Sales & Structuring Area.

On a YTD basis, our operating revenues recorded an increase of 7.2% or Ch$92.1 Bn. Similar to quarterly drivers, this expansion was associated with an increment in both customer and non-customer income, including: (i) a positive inflation effect, equivalent to Ch$58.2 Bn. related to an increase in CPI as compared to a year ago, (ii) an increase of roughly Ch$17.4 Bn. due to FX trends on our USD hedging position, (iii) a rise of Ch$17.3 Bn. in income from demand deposits, associated with a 8.1%YoY growth in average balances,  (iv) fees increasing Ch$9.8 Bn. steered by higher income from insurance brokerage, stock brokerage and mutual funds, and (v) higher income from loans by roughly Ch$9.4 Bn. due to the rise in average balances. These results were partly offset by a negative impact of CVA for derivatives by roughly Ch$12.2 Bn.

Operating Revenues

(In billions of Ch$)

	Quarters		Year End
	3Q17	3Q18	Sep-17	Sep-18
Net Interest Income	283.5	332.9	910.5	980.4
Net Fees and Commissions	85.8	91.8	261.2	271.0
Net Financial Operating Income	-2.8	4.4	23.9	56.6
Foreign Exchange Transactions	28.6	19.8	54.1	27.0
Other Operating Income	9.0	15.9	25.2	32.0
Total	404.1	464.8	1,275.0	1,367.0

Customer / Non-Customer Income

(In billions of Ch$)

Operating Revenues/Avg. Interest Earning Assets

* Estimated ratio for the 3Q18, based on public data for the months of July and August 2018.

Third Quarter Results

Loan Loss Provisions and Allowances

Loan loss provisions registered an increment of Ch$44.9 Bn. during this quarter, from Ch$50.4 Bn. in the 3Q17 to Ch$95.3 Bn. in the 3Q18. However, this change was significantly influenced by a one-time effect of Ch$38.7 Bn. When isolating this factor, the growth registered in recurrent loan loss provisions would have been Ch$5.4 Bn., equivalent to 10.6%.

The YoY increment in loan loss provisions was mainly explained by:

•                  A P&L impact of Ch$38.7 Bn., due to the implementation of new group-based risk models, which mostly affected the retail banking segment. This update had to do with changes in both PD and LGD, pursuant to new guidelines and methodologies developed by the Bank, which take into account local and international best practices in this matter. In summary, based on this changes the PD is modelled by using a score by client (given its segment), which should allow us a comprehensive follow-up of customers’ behaviour. As for LGD, we refine the approach to trace lending operations in order to determine the historical track record of payments, at a transaction level, more precisely.

•                  Negative FX impact on USD-denominated loan loss allowances by roughly Ch$4.7 Bn. This effect was caused by a 0.4% depreciation of the Ch$ in the 3Q18 as compared to a 3.7% appreciation in the 3Q17.

•                  An increase in loan loss provisions of approximately Ch$7.1 Bn. explained by loan growth (volume and mix effects). This expansion was almost totally concentrated in the retail banking segment, given average balances increasing by 8.0% YoY.

These effects were partially offset by:

•                  Net credit quality improvement of roughly Ch$5.6 Bn. which was mostly focused on the wholesale banking segment and related to the enhanced credit behavior of a specific customer in the 3Q18. The retail banking segment registered an improvement as well, due to a decrease in charge-offs and higher recoveries that allowed us to offset a higher cost of risk as a result of an increase in past due loans.

Regarding our ratio of loan loss provisions to average loans, in the 3Q18 we posted an increase of 64 bp., as compared to the 3Q17. By isolating the non-recurrent effect mentioned earlier, our ratio would have reached 0.84%, which favourably compares to the figure reached by the industry.

On a YTD basis, our loan loss provisions recorded an increment of Ch$44.4 Bn., equivalent to 25.3%. Nonetheless, Ch$38.7 Bn., relates to the implementation of new models as indicated above. Actually, recurrent loan loss provisions grew only 2.8% or Ch$4.9 Bn., change that was explained by:

•                  Negative FX impact on USD-denominated loan loss allowances by roughly Ch$12.4 Bn., as a consequence of a 6.7% depreciation of the Ch$ as of Sep18 as compared to the 4.7% appreciation as of Sep17.

•                  Higher loan loss provisions of approximately Ch$15.0 Bn. explained by loan growth (volume and mix effects). This expansion was almost totally concentrated in the retail banking segment, with average balances increasing by 7.1% YoY.

These effects were partially counterbalanced by:

•                  Net credit quality improvement of roughly Ch$18.7 Bn., due to the retail banking segment, that showed higher recoveries and a decrease in charge-offs. Similarly, the wholesale segment registered a net credit quality improvement of approximately Ch$2.2 Bn.

Loan Loss Provisions and Allowances

(In billions of Ch$)

Quarters	Year End
3Q17	3Q18	Sep-17	Sep-18
Loan Loss Allowances
Initial Allowances	(592.5)	(560.1)	(610.0)	(558.2)
Charge-offs	78.9	73.7	239.6	219.0
Sales of Loans	12.5	0.7	13.1	0.7
Provisions established, net	(65.1)	(116.3)	(208.9)	(263.4)
Final Allowances	(566.2)	(602.0)	(566.2)	(602.0)
Provisions Established	(65.1)	(116.3)	(208.9)	(263.4)
Prov. Financial Guarantees	1.5	6.5	(1.1)	2.7
Additional Provisions	0.0	0.0	0.0	0.0
Recoveries	13.2	14.5	34.3	40.7
Loan Loss Provisions	(50.4)	(95.3)	(175.7)	(220.1)
Credit Quality Ratios
Allowances / Total loans	2.22%	2.23%	2.22%	2.23%
Allowances / Total Past Due	1.80	x	1.94	x	1.80	x	1.94	x
Provisions / Avg. Loans	0.79%	1.43%	0.92%	1.13%
Charge-offs / Avg. Loans	1.24%	1.11%	1.26%	1.12%
Total Past Due / Total Loans	1.23%	1.15%	1.23%	1.15%
Recoveries / Avg. Loans	0.21%	0.22%	0.18%	0.21%

Provisions / Avg. Loans

* Estimated ratio for the 3Q18, based on public data for the months of July and August 2018

Third Quarter Results

Operating Expenses

During the 3Q18, the operating expenses totalled Ch$211.5 Bn., keeping the level reached in the 2Q18. However, when compared to the 3Q17, this figure represents an increment of 7.3%, equivalent to Ch$14.4 Bn.

Main causes explaining the total expansion were:

•                  An annual increment of Ch$14.1 Bn. in personnel expenses, mostly related to an increase in bonuses, as a result of collective bargaining processes among the Bank and some of its unions. However, part of this increment, equivalent to Ch$6.9 Bn., was a one-time effect.

•                  A YoY increase of 1.9% in administrative expenses, equivalent to Ch$1.5 Bn. This rise was mainly caused by: (i) higher expenses in IT expenses by Ch$2.9 Bn. influenced by IT support and software licensing. However, this increase was partially offset by a decrease in costs related to external consultants, equivalent to Ch$1.7 Bn.

•                  A YoY rise in depreciations and amortizations, totalling Ch$0.5 Bn. YoY associated with higher Capex in software (new CRM and upgrade in Companies’ Website)

These factors were partly counterbalanced by:

•                  An annual decrease of Ch$1.6 Bn. in other operating expenses, as a result of two opposite forces: (i) lower provisions for country risk by roughly Ch$2.7, and (ii) an increment of Ch$1.7 Bn. in expenses related to assets received in lieu of payment.

Based on the above and considering the increase of 15.0% in operating revenues, our efficiency showed an improvement of 327bp, from 48.8% in the 3Q17 to 45.5% in the 3Q18. This ratio continued to positively compare to the indicator posted by the industry.

On a YTD basis, our cost base amounted to Ch$627.5 Bn., showing an increment of 6.9% or Ch$40.7 Bn. This change includes additional charges in the 2Q18 and 3Q18, and still reflects a moderate increase in expenses aligned with our efforts in costs control. As of Sep18, main factors explaining this growth were:

•                  Personnel expenses increasing 6.9% or Ch$20.9 Bn, mainly due to higher bonuses related to the completion of collective bargaining processes and, to a lesser extent, an increment in salaries, mainly due to inflation effect.

•                  A YoY rise in other operating expenses, equivalent to Ch$12.5 Bn., mainly as a consequence of additional operational risk charge-offs due to the technological incident occurred in the 2Q18 and higher costs related to assets received in lieu of payment.

•                  A 2.4% YoY increase in administrative expenses (Ch$5.6 Bn), as a result of mixed effects: higher expenses in IT and external advisory, totaling Ch$8.4 Bn., (ii) an increment in rentals of branches and ATM spots by roughly Ch$1.3 Bn., and (iii) lower expenditures in outsourced services and marketing, amounted to Ch$4.6 Bn.

Notwithstanding the non-recurrent events occurred as of Sep18, our efficiency ratio reached 45.9%, which favourable compares to 46.0% reached as of Sep17 and to the figure posted by the industry.

Operating Expenses

(In billions of Ch$)

	Quarters		Year End
	3Q17	3Q18	Sep-17	Sep-18
Personnel expenses	(102.0)	(116.1)	(305.1)	(326.0)
Administrative expenses	(78.7)	(80.2)	(236.8)	(242.4)
Depreciation and Amort.	(9.0)	(9.4)	(26.2)	(27.9)
Impairments	0.0	(0.0)	(0.0)	(0.0)
Other Oper. Expenses	(7.4)	(5.8)	(18.7)	(31.1)
Total Oper. Expenses	(197.1)	(211.5)	(586.8)	(627.4)
Additional Information
Op. Exp. / Op. Rev.	48.8%	45.5%	46.0%	45.9%
Op. Exp. / Avg. Assets	2.5%	2.5%	2.5%	2.5%
Headcount (#)	14,106	13,827	14,106	13,827
Branches (#)	401	391	401	391

Efficiency Ratio

Operating Expenses / Operating Revenues

* Estimated ratio for the 3Q18, based on public data for the months of July and August 2018

Third Quarter Results

Results by Business Segments

During this quarter, we registered a YoY growth of 1.6% in income before income tax. Alike other periods, in the 3Q18, the Wholesale Banking Segment registered the highest contribution in terms of income before income tax, by representing a 55.3% of the total amount. It was followed by Retail Banking segment, which represented a 30.9%. Subsidiaries and Treasury reached 11.1% and 2.6%, respectively.

The Wholesale Banking segment recorded an increase of Ch$22.5 Bn. (33.9%) in income before income tax, from Ch$66.4 Bn. in the 3Q17 to Ch$88.9 Bn. in the 3Q18. The positive change was mainly associated with higher revenues from demand deposits, given an increase in average balances and interest rates. In addition, income from loans posted a slight increment, mostly based on loan growth. On the other hand, as some customers continue to improve their financial condition, the segment has benefited from releases of loan loss allowances. Lastly, operating expenses did not registered significant changes.

Regarding our Retail Banking Segment, it showed a decrease of 30.8% YoY in pre-tax result, equivalent to Ch$22.1 Bn.  The change was mainly the consequence of an increase in loan loss provisions, given the implementation of new group-based risk models, which affected this segment. Besides, operating expenses registered an expansion linked to personnel expenses, influenced by the completion of collective bargaining processes, mainly allocated to this segment. However, these effects were partly counterbalanced by an increment of 13.7% in operating revenues, linked to higher income from loans, demand deposits and fees and commissions.

Our Subsidiaries posted a 29.6% YoY rise in income before income tax, equivalent to Ch$4.1 Bn. This improvement was mainly explained by higher results generated by our Investment Banking Subsidiary, associated with an increase in the amount of transactions carried out this quarter and better results in our Stock Brokerage Subsidiary, caused by two specific distribution deals in the period, in conjunction with a 24% growth in stock trading turnover.

Finally, our Treasury segment recorded a bottom line decrease of Ch$2.0 Bn. YoY. This variation was largely influenced by the impact of higher CVA charges for derivatives when compared to the 3Q17. When isolating this effect, Treasury results would have posted an increase in pre-tax income of roughly Ch$5.0 Bn., mainly due to positive results associated with our trading and AFS portfolio.

Income before Income Tax Contribution

by Business Segment (%)

Income before Income Tax

by Business Segment

(In billions of Ch$)

Loan Portfolio

Our loan portfolio is returning to a sustainable growth path. Even though YoY industry expansion rates continued to be below trend (2x GDP), we posted a significant QoQ uptick for third quarter in a row. In fact, our loan book increased 6.3% YoY by reaching a total balance of Ch$27,048 Bn. in the 3Q18. Nonetheless, on a QoQ basis, our total loans surged 2.0% when compared to the 2Q18, which represents an annualized growth rate of 8.2%. The upward trend in loans has been influenced by expansions in all lending products, although some of them boosted when compared to previous quarters. Consumer loans, for instance, grew 8.7% YoY and an impressive 3.1% QoQ. Likewise, commercial loans ratified an important recovery by increasing 5.7% YoY and 1.6% QoQ (6.5% annualized). Mortgage loans, instead, maintained the trend seen over the last quarters.

The Retail Banking segment continued to conduct loan growth. In the 3Q18 the segment posted an 8.6% YoY increase in loans, based on the following dynamics:

•                  Personal banking loans (including consumer finance) rose by 8.3% YoY and 2.8% QoQ (equivalent to an annual rate of 11.6%). The YoY increase of Ch$944 Bn. was certainly influenced by an historical high in sales of consumer loans to this segment amounting to Ch$570 Bn. in the 3Q18, which outreached by 30.8% the average quarterly origination since 2016. The recently launched pre-approval model was crucial to achieve this goal by enabling us to target customers by means of tailored offerings (life events) with limited risk. On the whole, consumer loans for personal banking increased 8.7% YoY or Ch$340 Bn. As for mortgage loans, this lending product surged 6.2% YoY in the 3Q18. Over the last two quarters we have intensified the sale of mortgage loans, in line with trends revealed by the Central Bank in the last credit survey, which reported a strengthened demand as well as softened credit requirements due to enhanced economic conditions.

•                  SME banking continued to grow steadily. In the 3Q18 this banking unit recorded a 12.5% increase in the loan book. The demand for loans from SMEs remains strong, as reported by the Central Bank, in connection with the dynamism shown by certain economic sectors. Thus, even though some banks maintain restrictive lending conditions for this segment, our deep knowledge of customers and the improvement of credit risk models intended to support credit origination have permitted us to benefit from the solid demand.

The Wholesale Banking segment recorded a significant boost this quarter by growing 2.8% on an annual basis. More importantly, the segment’s loan book posted an expansion of 1.0% QoQ, which entails an annualized rate of 4.2%. Thus, this segment completed three quarters in a row with positive QoQ expansions, reflecting a solid recovery in comparison with previous years. Main sources of loan growth this quarter were, as follows:

•                  Trade Finance loans boosting 18.3% YoY. When adjusting by Ch$ depreciation, the advance continues to be significant (15.1% YoY).

•                  Factoring loans growing 24.6% YoY, from Ch$442 Bn. in the 3Q17 to Ch$550 Bn. in the 3Q18. These loans also grew by 10.5% QoQ.

•                  Leasing loans growing 4.8% on both a YoY and a QoQ basis.

The Wholesale Banking business has been under pressure in the last years, given strong competition in prices and subdued investment across all industries. Notwithstanding the aforesaid, this segment has shown a clear recovery over the last 12 months, based on positive levels of business confidence and a more robust pipeline of investment projects (more than half concentrated in non-mining industries). These dynamics should foster solid growth for the coming quarters.

Loans by Segment

(In Billions of Ch$ and %)

Market Share (1)

(1) Figures do not include operations of subsidiaries abroad.

Funding Structure

We continue to lead the industry in terms of funding. Significant part of our funding is composed of retail customers, which account for 39% of the total funding structure as of September 2018.

Regarding deposits, we present a rate of renewal of time deposits held by retail customer that is in the rage of 70% to 75%, which demonstrates the solid relationship we maintain with depositors and confidence they have in us. On the other hand, our strong presence in demand deposits also contributes to our market-leading position cost of funds. As of September 30, 2018 we had a total balance of demand deposits that amounted to Ch$9,031 Bn., which represents a 10.8% YoY increase when compared to a year earlier. More importantly, approximately 51% of the total balance of DDAs comes from retail depositors that belong to our personal banking and SMEs businesses. The significant share of retail DDA holders allows us to have a core amount of demand deposits that represent a very stable source of funding. This characteristic also supports our market-leading position in demand deposits as a whole, but particularly in personal banking. As of Aug. 31, 2018 (latest available data), we held a market share of 27.4% in DDAs related to personal banking. Likewise, as of the same date we had a market share of 22.6% in total demand deposits as a whole.

As for long-term debt, we remain open to evaluate windows of opportunity as they arise in the local market or overseas, as long as the balance sheet growth supports these actions. As a result, in the 3Q18 we carried out the following debt placements:

•                  Three UF-denominated senior unsecured bond placements in the local market by a total amount of Ch$224 Bn. with tenors ranging from five to 14 years at very low spreads when over the benchmark rate.

•                  One USD-denominated senior unsecured bond under the MTN program registered in Luxembourg for an amount of Ch$32.8 Bn. and a 10-year tenor.

Also, in terms of Commercial Paper (CP), we continue to intensively utilize this source of funding as they permit us to offer competitive Trade Finance products to our wholesale and SME customers. In the 3Q18 we placed a total amount of Ch$397.6 Bn. (~USD605 million).

The above-mentioned actions have enabled us to remain the bank with the best cost of funding in local currency by posting 2.6% as of August 31, 2018 (latest available data).

Funding by Type of Lender

Time Deposits Rate of Renewal

(30-day Moving Average)

Annualized Cost of Funding by Currency (1)

(As of Aug31, 2018)

(1) Average cost of funding excludes the effect of results from hedge accounting.

Capital Adequacy & Other Topics

As of September 30, 2018, our equity accounted for Ch$3,223.5 Bn., which represented a 6.1% increase when compared to a year earlier. The YoY variation was due to:

•                  Ch$147.4 Bn. associated with the capitalization of the net distributable earnings recorded in 2017, as decided by our shareholders in the 1Q18.

•                  Higher reserves by approximately Ch$54.6 Bn. on a YoY basis, given our policy to retain the equivalent to the effect of inflation (2017) on our shareholders’ equity. This is a temporary rule incorporated in our bylaws, which must be reviewed when the subordinated debt to the Central Bank is fully paid-off.

•                  An increase of approximately Ch$14.5 Bn. in year-to-date earnings, net of provisions for minimum dividends.

The positive impacts mentioned above allowed us to largely offset the decrease of Ch$31.8 Bn. in other equity accounts. This was the result of:

(i)  A negative change in OCI of derivatives held for cash flow hedge accounting, related to cross currency swaps hedging bonds that we have issued abroad. Unfavourable shifts in interest rates of both the asset legs (off-shore rates) and the liability legs (CLF rate) resulted in an OCI decrease of Ch$25.7 Bn. YoY, as of September 30, 2018.

(ii) Higher losses in OCI related to marking-to-market of AFS assets, most of them associated with positions in off-shore corporate bonds. Given changes in credit spreads (we are only exposed to this market factor as we take derivatives for fair value hedge accounting on reference rates), the OCI of these securities dropped Ch$6.1 Bn. YoY.

As we have mentioned earlier, our balance sheet is growing faster than in previous quarters. Although the above-mentioned positive changes in our capital structure allowed us to partly mitigate the increase in assets, our capital ratios posted a tempered YoY decrease. Thus, as September 30, 2018 our BIS ratio (on RWA) was 14.1%, which is 24 bp. below the ratio posted a year earlier. To a lesser degree, our Tier I ratio (on RWA) decreased 4 bp. YoY by reaching 11.2% as of September 30, 2018.

ADR Split

On October 23, 2018 we announced an ADR ratio change for our ADR program. As a result, the ADR ratio will change from the current level of one American Depositary Share (“ADS”) to six hundred Banco de Chile’s Common Shares to a ratio of one ADS to two hundred Common Shares.

Given this modification, current ADR holders will receive two additional ADSs for each ADS held as of record date (November 15, 2018). Also, existing ADSs will continue to be valid and will not be exchanged for new ones. This modification will go into effect on November 23, 2018.

We firmly believe this ADR split will provide greater liquidity to our ADS in the NYSE while attracting more retail and institutional investors.

Equity & Capital Adequacy

(In Billions of Ch$ and %)

Equity	Sep-17	Sep-18
Capital & Reserves
Capital	2,271.4	2,418.8
Reserves	563.0	617.7
Other Accounts	(10.7)	(42.5)
Earnings
Retained Earnings	16.1	17.5
Income for the Period	433.6	433.3
Provisions for Min. Dividends	(236.0)	(221.3)
Minority Interest
Minority Interest	—	—
Total Equity	3,037.4	3,223.5

Definitions:

“Assets” are Bank’s Total Assets.

“Basic Capital” is Bank’s paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.

“RWA” stands for Risk-Weighted Assets.

“Total Capital” refers to “Basic Capital” plus Bank’s supplementary capital.

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	3Q17	2Q18	3Q18	3Q18	% Change		Sep-17	Sep-18	Sep-18	% Change
	MCh$	MCh$	MCh$	MUS$	3Q18/3Q17	3Q18/2Q18	MCh$	MCh$	MUS$	Sep-18/Sep-17
Interest revenue and expense
Interest revenue	393,895	495,953	508,361	774.0	29.1%	2.5%	1,401,571	1,474,192	2,244.4	5.2%
Interest expense	(110,352)	(164,940)	(175,449)	(267.1)	59.0%	6.4%	(491,007)	(493,750)	(751.7)	0.6%
Net interest income	283,543	331,013	332,912	506.8	17.4%	0.6%	910,564	980,442	1,492.7	7.7%
Fees and commissions
Income from fees and commissions	118,185	126,693	127,400	194.0	7.8%	0.6%	350,554	376,598	573.4	7.4%
Expenses from fees and commissions	(32,405)	(36,630)	(35,604)	(54.2)	9.9%	(2.8)%	(89,354)	(105,578)	(160.7)	18.2%
Net fees and commissions income	85,780	90,063	91,796	139.8	7.0%	1.9%	261,200	271,020	412.6	3.8%
Net Financial Operating Income	(2,821)	50,035	4,437	6.8	—	(91.1)%	23,886	56,578	86.1	136.9%
Foreign exchange transactions, net	28,598	(18,210)	19,758	30.1	(30.9)%	—	54,117	27,031	41.2	(50.1)%
Other operating income	8,979	4,412	15,932	24.3	77.4%	261.1%	25,207	31,996	48.7	26.9%
Total Operating Revenues	404,079	457,313	464,835	707.7	15.0%	1.6%	1,274,974	1,367,067	2,081.3	7.2%
Provisions for loan losses	(50,445)	(53,810)	(95,302)	(145.1)	88.9%	77.1%	(175,663)	(220,057)	(335.0)	25.3%
Operating revenues, net of provisions for loan losses	353,634	403,503	369,533	562.6	4.5%	(8.4)%	1,099,311	1,147,010	1,746.3	4.3%
Operating expenses
Personnel expenses	(102,003)	(102,132)	(116,111)	(176.8)	13.8%	13.7%	(305,079)	(326,009)	(496.3)	6.9%
Administrative expenses	(78,738)	(82,825)	(80,228)	(122.1)	1.9%	(3.1)%	(236,827)	(242,401)	(369.0)	2.4%
Depreciation and amortization	(8,973)	(9,300)	(9,432)	(14.4)	5.1%	1.4%	(26,180)	(27,903)	(42.5)	6.6%
Impairments	—	—	(7)	(0.0)	—	—	(1)	(18)	(0.0)	1,700.0%
Other operating expenses	(7,449)	(17,375)	(5,810)	(8.8)	(22.0)%	(66.6)%	(18,671)	(31,136)	(47.4)	66.8%
Total operating expenses	(197,163)	(211,632)	(211,588)	(322.1)	7.3%	(0.0)%	(586,758)	(627,467)	(955.3)	6.9%
Net operating income	156,471	191,871	157,945	240.5	0.9%	(17.7)%	512,553	519,543	791.0	1.4%
Income attributable to affiliates	1,817	2,991	2,808	4.3	54.5%	(6.1)%	4,340	6,956	10.6	60.3%
Income before income tax	158,288	194,862	160,753	244.7	1.6%	(17.5)%	516,893	526,499	801.6	1.9%
Income tax	(24,438)	(32,299)	(32,616)	(49.7)	33.5%	1.0%	(83,232)	(93,148)	(141.8)	11.9%
Net Income for the period	133,850	162,563	128,137	195.1	(4.3)%	(21.2)%	433,661	433,351	659.8	(0.1)%
Non-Controlling interest	1	—	1	0	—	—	1	1	—	—
Net Income attributable to bank’s owners	133,849	162,563	128,136	195.1	(4.3)%	(21.2)%	433,660	433,350	659.8	(0.1)%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$656.8 per US$1.00 as of September 30, 2018. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Sep-17	Jun-18	Sep-18	Sep-18	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Sep-18/Sep-17	Sep-18/Jun-18
Cash and due from banks	1,200,281	1,011,646	1,025,555	1,561.4	(14.6)%	1.4%
Transactions in the course of collection	519,833	604,874	621,850	946.7	19.6%	2.8%
Financial Assets held-for-trading	1,184,531	1,299,202	1,806,340	2,750.1	52.5%	39.0%
Receivables from repurchase agreements and security borrowings	65,761	94,300	72,371	110.2	10.1%	(23.3)%
Derivate instruments	1,087,557	1,368,981	1,213,523	1,847.6	11.6%	(11.4)%
Loans and advances to Banks	592,767	1,301,776	1,348,672	2,053.3	127.5%	3.6%
Loans to customers, net
Commercial loans	14,149,006	14,717,793	14,952,662	22,764.9	5.7%	1.6%
Residential mortgage loans	7,368,711	7,654,225	7,822,721	11,909.8	6.2%	2.2%
Consumer loans	3,932,051	4,145,026	4,272,336	6,504.5	8.7%	3.1%
Loans to customers	25,449,768	26,517,044	27,047,719	41,179.2	6.3%	2.0%
Allowances for loan losses	(566,211)	(560,059)	(601,970)	(916.5)	6.3%	7.5%
Total loans to customers, net	24,883,557	25,956,985	26,445,749	40,262.7	6.3%	1.9%
Financial Assets Available-for-Sale	1,309,061	1,437,807	1,350,726	2,056.4	3.2%	(6.1)%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	36,437	41,588	44,366	67.6	21.8%	6.7%
Intangible assets	33,925	45,542	48,394	73.7	42.6%	6.3%
Property and Equipment	215,898	212,743	216,399	329.5	0.2%	1.7%
Current tax assets	22,184	19,074	12,602	19.2	(43.2)%	(33.9)%
Deferred tax assets	268,722	260,356	267,584	407.4	(0.4)%	2.8%
Other assets	494,114	705,971	610,750	929.8	23.6%	(13.5)%
Total Assets	31,914,628	34,360,845	35,084,881	53,415.5	9.9%	2.1%

	Sep-17	Jun-18	Sep-18	Sep-18	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Sep-18/Sep-17	Sep-18/Jun-18
Liabilities
Current accounts and other demand deposits	8,150,505	9,290,377	9,030,897	13,749.2	10.8%	(2.8)%
Transactions in the course of payment	334,535	384,199	492,955	750.5	47.4%	28.3%
Payables from repurchase agreements and security lending	192,295	304,543	452,807	689.4	135.5%	48.7%
Saving accounts and time deposits	10,395,287	10,482,294	11,006,655	16,757.2	5.9%	5.0%
Derivate instruments	1,208,223	1,465,975	1,333,008	2,029.5	10.3%	(9.1)%
Borrowings from financial institutions	1,242,438	1,177,292	1,215,836	1,851.1	(2.1)%	3.3%
Debt issued	6,351,278	6,963,467	7,220,113	10,992.4	13.7%	3.7%
Other financial obligations	117,840	144,150	119,964	182.6	1.8%	(16.8)%
Current tax liabilities	2,462	1,706	1,440	2.2	(41.5)%	(15.6)%
Deferred tax liabilities	—	—	—	0.0	—	—
Provisions	609,436	510,201	575,796	876.6	(5.5)%	12.9%
Other liabilities	272,933	468,947	411,887	627.1	50.9%	(12.2)%
Total liabilities	28,877,232	31,193,151	31,861,358	48,507.8	10.3%	2.1%
Equity of the Bank’s owners
Capital	2,271,401	2,418,833	2,418,833	3,682.6	6.5%	0.0%
Reserves	563,069	617,689	617,689	940.4	9.7%	0.0%
Other comprehensive income	(10,748)	(34,705)	(42,545)	(64.8)	295.8%	22.6%
Retained earnings from previous periods	16,060	16,060	17,481	26.6	8.8%	8.8%
Income for the period	433,660	305,214	433,350	659.8	(0.1)%	42.0%
Provisions for minimum dividends	(236,047)	(155,398)	(221,286)	(336.9)	(6.3)%	42.4%
Non-Controlling Interest	1	1	1	0.0	0.0%	0.0%
Total equity	3,037,396	3,167,694	3,223,523	4,907.7	6.1%	1.8%
Total Liabilities & Equity	31,914,628	34,360,845	35,084,881	53,415.5	9.9%	2.1%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$656.8 per US$1.00 as of September 30, 2018. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and annualized percentages (%), unless otherwise stated)

	Quarter			Year Ended
Key Performance Ratios	3Q17	2Q18	3Q18	Sep-17	Jun-18	Sep-18
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.35	1.63	1.27	4.36	3.07	4.29
Net income per ADS (Ch$)	807.58	980.83	761.08	2,616.50	1,841.52	2,573.92
Net income per ADS (US$)	1.26	1.50	1.16	4.09	2.82	3.92
Book value per Share (Ch$)	30.54	31.85	31.91	30.54	31.85	31.91
Shares outstanding (Millions)	99,444	99,444	101,017	99,444	99,444	101,017
Profitability Ratios (3)(4)
Net Interest Margin	3.90%	4.46%	4.37%	4.20%	4.37%	4.37%
Net Financial Margin	4.25%	4.88%	4.68%	4.56%	4.77%	4.74%
Fees & Comm. / Avg. Interest Earnings Assets	1.18%	1.21%	1.20%	1.20%	1.21%	1.21%
Operating Revs. / Avg. Interest Earnings Assets	5.56%	6.16%	6.10%	5.88%	6.08%	6.09%
Return on Average Total Assets	1.66%	1.93%	1.48%	1.81%	1.82%	1.71%
Return on Average Equity	17.81%	20.75%	16.02%	19.55%	19.48%	18.31%
Capital Ratios
Equity / Total Assets	9.52%	9.22%	9.19%	9.52%	9.22%	9.19%
Tier I (Basic Capital) / Total Assets	8.47%	8.26%	8.23%	8.47%	8.26%	8.23%
Tier I (Basic Capital) / Risk-Wighted Assets	11.29%	11.16%	11.25%	11.29%	11.16%	11.25%
Total Capital / Risk- Weighted Assets	14.36%	14.05%	14.11%	14.36%	14.05%	14.11%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.23%	1.19%	1.15%	1.23%	1.19%	1.15%
Allowance for Loan Losses / Total Past Due	180.26%	176.99%	193.98%	180.26%	176.99%	193.98%
Impaired Loans / Total Loans to Customers	3.11%	2.93%	2.84%	3.11%	2.93%	2.84%
Loan Loss Allowances / Impaired Loans	71.48%	71.97%	78.25%	71.48%	71.97%	78.25%
Loan Loss Allowances / Total Loans to Customers	2.22%	2.11%	2.23%	2.22%	2.11%	2.23%
Loan Loss Provisions / Avg. Loans to Customers (4)	0.79%	0.82%	1.43%	0.92%	0.97%	1.13%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	48.79%	46.28%	45.52%	46.02%	46.09%	45.90%
Operating Expenses / Average Total Assets (3) (4)	2.45%	2.51%	2.45%	2.45%	2.49%	2.47%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	29,096,134	29,716,087	30,493,307	28,903,057	29,662,680	29,939,555
Avg. Assets (million Ch$)	32,245,229	33,752,463	34,583,613	31,956,139	33,449,929	33,827,823
Avg. Equity (million Ch$)	3,006,296	3,134,165	3,198,518	2,957,433	3,133,124	3,154,922
Avg. Loans to customers (million Ch$)	25,442,375	26,094,972	26,617,361	25,370,894	25,722,993	26,021,116
Avg. Interest Bearing Liabilities (million Ch$)	18,288,864	18,531,308	18,939,317	18,144,812	18,265,831	18,490,326
Risk-Weighted Assets (Million Ch$)	26,908,132	28,371,694	28,660,422	26,908,132	28,371,694	28,660,422
Additional Data
Exchange rate (Ch$/US$)	639.11	653.90	656.83	639.11	653.90	656.83
Employees (#)	14,106	13,964	13,827	14,106	13,964	13,827
Branches (#)	401	396	391	401	396	391

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$656.8 per US$1.00 as of September 30, 2018. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Pablo Mejía	Daniel Galarce
Head of Investor Relations	Head of Financial Control
Investor Relations | Banco de Chile	Financial Control Area | Banco de Chile
Phone Nr. (56-2) 2653.3554	Phone Nr. (56-2) 2653.0667
Email: pmejiar@bancochile.cl	Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30th, 2018

Banco de Chile

/S/ Eduardo Ebensperger O.
	By:	Eduardo Ebensperger O.
CEO